CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 23, 2008

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: April 23, 2008      By /s/ Daniel Salazar Ferrer, CFO

TO BUSINESS AND FOREIGN EDITORS:

Bachoco Announces Dividends

CELAYA, Mexico, April 23 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry products, announced today that its Board of Directors approved a dividend payment for 2008 during the Company's Annual Shareholder Meeting held today in Mexico City.
The Board set a cash dividend payment of Ps. 0.5898 per share outstanding and Ps. 7.0776 per ADS (an ADS equals twelve shares).
The dividend will be paid in three equal installments of Ps. 0.1966 per share equivalent and Ps. 2.3592 per ADS on the following dates in 2008: May 14, July 9 and October 8.

Company Description
Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) was founded by the Robinson Bours family in 1952. The Company is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco's main business lines are chicken, eggs and balanced feed; the Company is also present in other business like swine, beef, margarine and turkey, in Mexico. The Company's headquarters are in Celaya, Guanajuato, located in Mexico's central region.
Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the BMV (Bachoco) and on the NYSE (IBA).
For more information, please visit Bachoco's website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

IR Contacts:
Daniel Salazar, CFO
Claudia Cabrera, IRO
Ph. 011 52 (461)618 35 55
inversionistas@bachoco.net

In New York:
Lucia Domville
The Global Consulting Group
Ph. (646) 284 9416
ldomville@hfgcg.com

SOURCE Industrias Bachoco, S.A.B. de C.V.
-0-        04/23/2008
/CONTACT: Investors, Daniel Salazar, CFO, or Claudia Cabrera, IRO,
+011-52-461-618-35-55, inversionistas@bachoco.net; or Lucia Domville, The Global Consulting Group, +1-646-284-9416, ldomville@hfgcg.com, for Industrias Bachoco/
/First Call Analyst: /
/FCMN Contact: /
/Web site: http://www.bachoco.com.mx /
(IBA)

CO: Industrias Bachoco, S.A.B. de C.V.
ST: Mexico
IN: AGR FOD
SU: DIV